FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 8, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 8, 2016 – Adoption of post-offer undertakings

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2016

ARM HOLDINGS PLC

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

8 September 2016

Adoption of post-offer undertakings

On 18 July 2016, the boards of directors of ARM Holdings plc (“ARM”) and SoftBank Group Corp. (“SoftBank”) announced that they had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of ARM by SoftBank (the “Acquisition”) to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”).

In a circular in relation to the Scheme published on 3 August 2016 (the “Scheme Document”), SoftBank made post-offer undertakings that:

(a)	by and at the end of the period of five years from the Effective Date, in order to enable ARM to continue to develop leading-edge technology in the UK, it will have increased the total number of UK ARM Group Employees to at least double the total number of UK ARM Group Employees as at the Effective Date (the “UK Employee Post-Offer Undertaking”);

(b)	by and at the end of the period of five years from the Effective Date, it will have increased the total number of Non-UK ARM Group Employees from the number as at the Effective Date (the “Non-UK Employee Post-Offer Undertaking” and, together with the UK Employee Post-Offer Undertaking and the Technical Employee Post-Offer Undertaking, the “Employee Post-Offer Undertakings”);

(c)	during the period of five years from the Effective Date, the ARM Group will maintain its global headquarters in Cambridge (the “HQ Post-Offer Undertaking” and, together with the Employee Post-Offer Undertakings, the “HQ and Employee Post-Offer Undertakings”);

(d)	as soon as reasonably practicable following the Effective Date (and, in any event, within 45 days after the Effective Date), it will procure that ARM also makes post-offer undertakings pursuant to Rule 19.7 of the Code in the terms of each of the HQ and Employee Post-Offer Undertakings, without qualifications or conditions; and

(e)	by and at the end of the period of five years from the Effective Date, the relative proportion of Technical Employees to Non-Technical Employees will be broadly in line with historical trends experienced by ARM (this paragraph (e) being the "Technical Employee Post-Offer Undertaking"), meaning that with respect to:

i.	the total number of UK ARM Group Employees and the total number of Non-UK ARM Group Employees, at least (i) 70 per cent. of the UK ARM Group Employees; and (ii) 70 per cent. of the Non-UK ARM Group Employees will in each case be Technical Employees on the fifth anniversary of the Effective Date; and

ii.	the UK ARM Group Employees who are determined by SoftBank with the agreement of the Supervisor (as defined below) to count towards the satisfaction of the UK Employee Post-Offer Undertaking and the Non-UK ARM Group Employees who are determined by SoftBank with the agreement of the Supervisor to count towards the satisfaction of the Non-UK Employee Post-Offer Undertaking, at least (i) 70 per cent. of those UK ARM Group Employees; and (ii) 70 per cent. of those Non-UK ARM Group Employees will in each case be Technical Employees on the fifth anniversary of the Effective Date,

(together, the “SoftBank Post-Offer Undertakings” as interpreted in the Appendix).

Further to the announcement made by ARM and SoftBank on 5 September 2016 that the Scheme has become effective in accordance with its terms and the entire issued and to be issued share capital of ARM is now owned by the SoftBank Group, and to SoftBank’s obligation to procure the same, ARM makes post-offer undertakings pursuant to Rule 19.7 of the Code in the terms of each of the HQ and Employee Post-Offer Undertakings without qualifications or conditions (the “ARM Post-Offer Undertakings” and, together with the SoftBank Post-Offer Undertakings, the “Post-Offer Undertakings”).

ARM has appointed Grant Thornton UK LLP (the “Supervisor”) today to monitor its compliance with the ARM Post-Offer Undertakings. The Supervisor, who has also been appointed by SoftBank to monitor its compliance with the SoftBank Post-Offer Undertakings, has agreed a work plan with the Panel to monitor compliance of ARM and SoftBank with the relevant Post-Offer Undertakings.

Each of SoftBank and ARM will need to comply with the terms of its respective Post-Offer Undertakings pursuant to Rule 19.7 of the Code for the periods of time specified in the applicable Post-Offer Undertakings without qualifications or conditions and complete any courses of action committed to by the dates specified in the applicable Post-Offer Undertakings.

Further detail for the purposes of giving effect to the Post-Offer Undertakings is set out in the Appendix to this Announcement, together with a breakdown of the relevant numbers of ARM Group Employees.

Capitalised terms used but not otherwise defined in this announcement (the “Announcement”) have the meanings given to them in the Scheme Document.

Enquiries:

ARM Holdings plc Chris Kennedy, Chief Financial Officer Ian Thornton, Head of Investor Relations	+44 (0) 12 2340 0400

APPENDIX

FURTHER INFORMATION ON THE POST-OFFER UNDERTAKINGS

Interpretation

For the purposes of the interpretation of the UK Employee Post-Offer Undertaking and the Technical Employee Post-Offer Undertaking:

•	in the past the ARM Group has developed through a combination of organic growth and strategic acquisitions and SoftBank expects this to continue. The Employee Post-Offer Undertakings may be satisfied by a combination of acquisitions, graduate recruitment and hiring provided that at least 25 per cent. of the UK ARM Group Employees who are determined to count towards the satisfaction of the UK Employee Post-Offer Undertaking and are not UK ARM Group Employees as at the Effective Date must have become UK ARM Group Employees otherwise than through acquisitions of businesses or companies by the ARM Group. Any UK ARM Group Employees who are not UK ARM Group Employees as at the Effective Date and have become UK ARM Group Employees through acquisitions of businesses or companies by the ARM Group from SoftBank Group shall be excluded for the purposes of determining the number of UK ARM Group Employees at the relevant Measurement Point. The foregoing sentence shall not apply to a business or company employing those UK ARM Group Employees that was acquired by SoftBank Group after the Effective Date and was subsequently acquired by ARM Group within the following twelve months, to the extent that the relevant UK ARM Group Employees were (i) Employees of the acquired business or company on the date acquired by SoftBank, or (ii) first employed by the SoftBank Group between the date of such acquisition and the date of the transfer of the business or company to the ARM Group;

•	SoftBank expects to transfer limited numbers of Employees who are employed by SoftBank Group to the ARM Group over time. To the extent that the number of such Employees who are UK ARM Group Employees at the relevant Measurement Point (each, a “SoftBank Transferee”) exceeds 100, the number of SoftBank Transferees for the purposes of determining the number of UK ARM Group Employees shall be deemed to be 100; and

•	to the extent that the number of Part-Time Employees who are UK ARM Group Employees exceeds 20 per cent. of the total number of UK ARM Group Employees at the relevant Measurement Point, any such excess Part-Time Employees who are UK ARM Group Employees shall be excluded for the purposes of determining the number of UK ARM Group Employees at the relevant Measurement Point for the purposes of determining the satisfaction of the UK Employee Post-Offer Undertaking and limb (ii) of the Technical Employee Post-Offer Undertaking (but not for the purposes of determining the satisfaction of limb (i) of the Technical Employee Post-Offer Undertaking).

Current Employee numbers

As at 30 June 2016, there were 4,227 ARM Group Employees broken down as follows:

•	UK ARM Group Employees: 1,695 (40.1 per cent.) of which 1,294 (76.3 per cent.) were Technical Employees and 401 (23.7 per cent.) were Non-Technical Employees;

•	Non-UK ARM Group Employees: 2,532 (59.9 per cent.) of which 2,057 (81.2 per cent.) were Technical Employees and 475 (18.8 per cent.) were Non-Technical Employees;

•	UK ARM Group Employees who are Part-Time Employees: 2 (0.1 per cent.); and

•	UK ARM Group Employees who are Full-Time Employees: 1,693 (99.9 per cent.).

A breakdown of the number of:

•	UK ARM Group Employees who are Full-Time Employees;

•	UK ARM Group Employees who are Part-Time Employees;

•	Non-UK ARM Group Employees; and

•	the relevant proportions of Technical Employees to Non-Technical Employees,

in each case as at the Effective Date, will be used as the basis for the Employee Post-Offer Undertakings following agreement with the Supervisor and will be publicly announced as soon as reasonably practicable following the Effective Date (and, in any event, within 90 days following the Effective Date).

HQ Post-Offer Undertaking

In order for the ARM Group to be considered to be maintaining its global headquarters in Cambridge and therefore complying with the HQ Post-Offer Undertaking:

1	ARM Group must occupy one or more buildings in Cambridge; and

2	one of those buildings must be publicly designated as the ARM Group’s global headquarters and be the registered office of ARM.

Definitions

For the purposes of the Post-Offer Undertakings, capitalised terms are defined as follows:

“ARM Group Employee” means an Employee of ARM or any member of the ARM Group;

“ARM Group” means ARM and its subsidiaries from time to time;

“Employee” means a person who is a permanent employee (being a person who has a contract of employment) excluding, for the avoidance of doubt, employees with fixed-term contracts, fixed-term workers, consultants, contractors, agency workers, casual workers (including zero-hour workers), volunteers, and secondees from third parties;

“Full-Time Employee” means any Employee who is not a Part-Time Employee;

“Measurement Point” means the Effective Date, each anniversary of the Effective Date until the fifth anniversary of the Effective Date and 31 March 2021 or at such other date(s) as the Panel may specify;

“Non-UK ARM Group Employee” means an ARM Group Employee other than a UK ARM Group Employee;

“Non-Technical Employees” means Employees who are not Technical Employees;

“Part-Time Employee” means any Employee who is contracted to work for less than 20 hours per week;

"SoftBank Group" means SoftBank and its subsidiaries from time to time, excluding the members of the ARM Group;

“UK ARM Group Employee” means an ARM Group Employee who is employed by a UK-incorporated member of the ARM Group and is ordinarily based permanently in the UK; and

“Technical Employees” means Employees employed as engineers, scientists, researchers, programmers, developers, IT, testing, quality assurance, and other technical Employees who work on the research, creation, maintenance, deployment and support of (i) semiconductor IP and related hardware, services, tools and software products; (ii) software products, applications and services; (iii) open source software utilised by the ARM ecosystem; (iv) customer service and support both office and field based; (v) technical marketing; and/or (vi) development, test and operations infrastructure, in each case, as determined by ARM subject to the agreement of the Supervisor, and any other Employees from time to time who are employed in roles that are reasonably determined by ARM, subject to the agreement of the Supervisor and the Panel, to be technical roles.